Via Facsimile and U.S. Mail
Mail Stop 6010

January 4, 2007

Mr. James Meer
Senior Vice President, Chief Financial Officer
and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway, Plaza 1, 2nd Floor
Livingston, NJ 07039

  Re: Form 10-K for the Fiscal Year Ended December 31, 2005
    File No. 001-10352

Dear Mr. Meer:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Joseph J. Roesler
       Accounting Branch Chief